                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 8)


                             Global Crossing Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Shares, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G3921A175
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Pek Siok Lan
                  c/o Singapore Technologies Telemedia Pte Ltd
                            51 Cuppage Road #10-11/17
                                 StarHub Centre
                                Singapore 229469
                            Telephone: (65) 6723 8668
                            Facsimile: (65) 6720 7277

                                     Copy to

                            Michael W. Sturrock, Esq.
                              Latham & Watkins LLP
                             80 Raffles Place #14-20
                                Singapore 048624
                            Telephone: (65) 6536 1161
                            Facsimile: (65) 6536 1171
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 8, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. G3921A175                                           Page 2 of 10 Pages
--------------------------------------------------------------------------------
1   Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)


    Temasek Holdings (Private) Limited
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group

                                                                      (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source Of Funds

    AF; SC
--------------------------------------------------------------------------------
5   Check If Disclosure Of Legal Proceedings Is Required Pursuant
    To Items 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   Citizenship Or Place Of Organization

    Singapore
--------------------------------------------------------------------------------
                7   Sole Voting Power
  NUMBER OF
                    13,730
   SHARES      -----------------------------------------------------------------
                8   Shared Voting Power
BENEFICIALLY
                    38,370,759(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   Sole Dispositive Power
  REPORTING
                    13,730
PERSON WITH    -----------------------------------------------------------------
               10   Shared Dispositive Power

                    38,370,759(1)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

     38,370,759(1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [ ]


--------------------------------------------------------------------------------
13   Percent Of Class Represented By Amount In Row (11)

     70.63%
--------------------------------------------------------------------------------
14   Type Of Reporting Person

     CO
--------------------------------------------------------------------------------

-------------

(1) Comprises 6,600,000 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, and 13,770,759 common shares issuable (as at June 30, 2005) upon conversion of $250,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008. The Reporting Person expressly disclaims beneficial ownership of all shares beneficially owned by Singapore Technologies Telemedia Pte Ltd.

                                  SCHEDULE 13D

CUSIP No. G3921A175                                           Page 3 of 10 Pages
--------------------------------------------------------------------------------
1   Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

    Singapore Technologies Telemedia Pte Ltd
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group

                                                                      (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source Of Funds

    AF; SC
--------------------------------------------------------------------------------
5   Check If Disclosure Of Legal Proceedings Is Required Pursuant
    To Items 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   Citizenship Or Place Of Organization

    Singapore
--------------------------------------------------------------------------------
                7   Sole Voting Power
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   Shared Voting Power
BENEFICIALLY
                    38,370,759(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   Sole Dispositive Power
  REPORTING
                    0
PERSON WITH    -----------------------------------------------------------------
               10   Shared Dispositive Power

                    38,370,759(1)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

     38,370,759(1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount In Row (11) Excludes Certain Shares       [ ]


--------------------------------------------------------------------------------
13   Percent Of Class Represented By Amount In Row (11)

     70.63%
--------------------------------------------------------------------------------
14   Type Of Reporting Person

     CO
--------------------------------------------------------------------------------

------------

(1) Comprises 6,600,000 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, and 13,770,759 common shares issuable (as at June 30, 2005) upon conversion of $250,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008.

                                  SCHEDULE 13D

CUSIP No. G3921A175                                           Page 4 of 10 Pages
--------------------------------------------------------------------------------
1   Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

    STT Communications Ltd.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group

                                                                      (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source Of Funds

    AF; SC
--------------------------------------------------------------------------------
5   Check If Disclosure Of Legal Proceedings Is Required Pursuant
    To Items 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   Citizenship Or Place Of Organization

    Singapore
--------------------------------------------------------------------------------
                7   Sole Voting Power
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   Shared Voting Power
BENEFICIALLY
                    38,370,759(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   Sole Dispositive Power
  REPORTING
                    0
PERSON WITH    -----------------------------------------------------------------
               10   Shared Dispositive Power

                    38,370,759(1)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

     38,370,759(1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount In Row (11) Excludes Certain Shares       [ ]


--------------------------------------------------------------------------------
13   Percent Of Class Represented By Amount In Row (11)

     70.63%
--------------------------------------------------------------------------------
14   Type Of Reporting Person

     CO
--------------------------------------------------------------------------------

------------

(1) Comprises 6,600,000 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, and 13,770,759 common shares issuable (as at June 30, 2005) upon conversion of $250,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008.

                                  SCHEDULE 13D


CUSIP No. G3921A175                                           Page 5 of 10 Pages
--------------------------------------------------------------------------------
1   Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

    STT Crossing Ltd
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group

                                                                      (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source Of Funds

    AF; SC
--------------------------------------------------------------------------------
5   Check If Disclosure Of Legal Proceedings Is Required Pursuant
    To Items 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   Citizenship Or Place Of Organization

    Mauritius
--------------------------------------------------------------------------------
                7   Sole Voting Power
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   Shared Voting Power
BENEFICIALLY
                    38,370,759(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   Sole Dispositive Power
  REPORTING
                    0
PERSON WITH    -----------------------------------------------------------------
               10   Shared Dispositive Power

                    38,370,759(1)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

     38,370,759(1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount In Row (11) Excludes Certain Shares       [ ]


--------------------------------------------------------------------------------
13   Percent Of Class Represented By Amount In Row (11)

     70.63%
--------------------------------------------------------------------------------
14   Type Of Reporting Person

     CO
--------------------------------------------------------------------------------

------------

(1) Comprises 6,600,000 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, and 13,770,759 common shares issuable (as at June 30, 2005) upon conversion of $250,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008.

                                                              Page 6 of 10 Pages

This Amendment No. 8 amends the Schedule 13D previously filed by Singapore Technologies Telemedia Pte Ltd ("STT") with the Securities and Exchange Commission ("SEC") on December 19, 2003, as amended by Amendment No. 1 to the
Schedule 13D filed by STT with the SEC on January 12, 2004, Amendment No. 2 to the Schedule 13D filed by STT with the SEC on May 26, 2004, Amendment No. 3 to the Schedule 13D filed by STT with the SEC on October 14, 2004, Amendment No. 4 to the Schedule 13D filed by STT with the SEC on November 18, 2004, Amendment No. 5 to the Schedule 13D filed by STT with the SEC on December 21, 2004, Amendment No. 6 to the Schedule 13D filed by STT with the SEC on December 30, 2004 and Amendment No. 7 to the Schedule 13D filed by STT with the SEC on January 19, 2005 (as amended, the "Statement"), with respect to the common shares, par value $.01 per share (the "Common Shares"), of Global Crossing Limited, a company organized under the laws of Bermuda (the "Issuer"), with its principal executive offices located at Wessex House, 45 Reid Street, Hamilton HM12, Bermuda. Capitalized terms used but not defined herein have the meanings given to them in the Statement.


ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Statement is amended to include the following new paragraph:

On August 8, 2005, STT Hungary Liquidity Management Limited Liability Company ("STT Hungary") was liquidated, and all of its assets, including the $125,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes (the "GCL Notes") held by it at the time of its liquidation, were distributed to its immediate parent, STT Hungary Holdings Pte Ltd ("STT Hungary Holdings"). STT Hungary Holdings immediately transferred such GCL Notes to its 99.9% owned brother company, STT Crossing Ltd ("STT Crossing"), in return for a promissory note from STT Crossing in an amount equal to the $125,000,000 face value of the GCL Notes. Following these transactions, STT Hungary ceased to be a Reporting Person from August 8, 2005. Item 2 and Schedule A of this Statement are hereby amended to delete all references to STT Hungary.

The list of directors and executive officers of Temasek set forth in Schedule A of this Statement is hereby restated in its entirety, and incorporated herein by reference.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated in its entirety to read as follows:

(a) - (b) Temasek, through its ownership of STT, may be deemed to share voting and dispositive power over the Common Shares beneficially owned by STT Comm and STT Crossing. However, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of such Common Shares.

In addition to the share amounts detailed herein, Temasek may be deemed to beneficially own 13,730 additional Common Shares of the Issuer, which are owned beneficially and of record by Temasek's wholly-owned subsidiary, Fullerton (Private) Limited.

STT, through its ownership of STT Comm and STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 38,370,759 Common Shares (which comprises 6,600,000 Common Shares, 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares and 13,770,759 Common Shares that may be acquired, as at June 30, 2005, upon conversion of the $250,000,000 of the GCL Notes held by STT Crossing), or 70.63% of the outstanding Common Shares, and to have shared power over the voting and disposition of such Shares.

                                                              Page 7 of 10 Pages

STT Comm, through its ownership of STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 38,370,759 Common Shares (which comprises 6,600,000 Common Shares, 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares and 13,770,759 Common Shares that may be acquired, as at June 30, 2005, upon conversion of the $250,000,000 of GCL Notes held by STT Crossing), or 70.63% of the outstanding Common Shares, and to have shared power over the voting and disposition of such Shares.

STT Crossing is the beneficial owner of 38,370,759 Common Shares (which comprises 6,600,000 Common Shares, 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares and 13,770,759 Common Shares that may be acquired, as at June 30, 2005, upon conversion of the $250,000,000 of GCL Notes held by STT Crossing), or 70.63% of the outstanding Common Shares, and has shared power over the voting and disposition of such Shares.

(c) Except as described in this Statement, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer (as set forth in Schedule A) of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d) Not applicable.

(e) On August 8, 2005, STT Hungary was liquidated, and all of its assets, including the GCL Notes held by it at the time of its liquidation, were distributed to its immediate parent, STT Hungary Holdings. STT Hungary accordingly ceased to be a Reporting Person from August 8, 2005.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended to include the following paragraphs:

        On August 8, 2005, STT Hungary was liquidated, and all of its assets, including the GCL Notes held by it at the time of its liquidation, were distributed to its immediate parent, STT Hungary Holdings. STT Hungary Holdings immediately transferred such GCL Notes to its 99.9% owned brother company, STT Crossing, in return for a promissory note from STT Crossing in an amount equal to the $125,000,000 face value of the GCL Notes. Following these transactions, STT Hungary ceased to be a Reporting Person from August 8, 2005.

                                                              Page 8 of 10 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 15, 2005

                                 TEMASEK HOLDINGS (PRIVATE) LIMITED



                                 By /s/ Chia Yue Joo
                                    --------------------------------------------
                                 Name:  Chia Yue Joo (Ms)
                                 Title: Managing Director, Legal & Regulations


                                 SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD



                                 By /s/ Pek Siok Lan
                                    --------------------------------------------
                                 Name:  Pek Siok Lan
                                 Title: Company Secretary


                                 STT COMMUNICATIONS LTD



                                 By /s/ Pek Siok Lan
                                    --------------------------------------------
                                 Name:  Pek Siok Lan
                                 Title: Company Secretary


                                 STT CROSSING LTD



                                 By /s/ Pek Siok Lan
                                    --------------------------------------------
                                 Name:  Pek Siok Lan
                                 Title: Director

                                                              Page 9 of 10 Pages


                                   SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of Temasek Holdings (Private) Limited ("Temasek") is set forth below.

Name, Business Address and Positions
            at Temasek                                  Present Principal Occupation                      Citizenship
------------------------------------                    ----------------------------                      -----------
S Dhanabalan                                            Chairman,                                         Singaporean
60B Orchard Road                                        DBS Group Holdings Ltd
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Chairman of Temasek)

Kwa Chong Seng                                          Chairman/Managing Director,                       Singaporean
1 HarbourFront Place                                    ExxonMobil Asia Pacific Pte Ltd
#06-00 HarbourFront Tower One
Singapore 098633
(Deputy Chairman of Temasek)

Lim Siong Guan                                          Permanent Secretary,                              Singaporean
100 High Street #10-01                                  Ministry of Finance
Singapore 179434
(Deputy Chairman of Temasek)

Sim Kee Boon                                            Member,                                           Singaporean
60B Orchard Road                                        Council of Presidential Advisers
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Director of Temasek)

Fock Siew Wah                                           Special Advisor to Chairman,                      Singaporean
6 Shenton Way                                           DBS Group Holdings Ltd
DBS Building Tower One
46th Floor
Singapore 068809
(Director of Temasek)

Koh Boon Hwee                                           Executive Chairman,                               Singaporean
1 Kim Seng Promenade                                    Sunningdale Tech Ltd
#10-06 Great World City East Tower
Singapore 237994
(Director of Temasek)

Kua Hong Pak                                            Managing Director/Group CEO,                      Singaporean
205 Braddell Road                                       ComfortDelgro Corporation Limited
West Wing 5th Floor
Singapore 579701
(Director of Temasek)

                                                             Page 10 of 10 Pages


Name, Business Address and Positions
            at Temasek                                  Present Principal Occupation                      Citizenship
------------------------------------                    ----------------------------                      -----------
Ho Ching                                                Executive Director & CEO,                         Singaporean
60B Orchard Road                                        Temasek Holdings (Private)
#06-18 Tower 2                                          Limited
The Atrium@Orchard
Singapore 238891
(Executive Director and CEO of Temasek)

Goh Yew Lin                                             Director,                                         Singaporean
50 Raffles Place                                        G.K. Goh Holdings Limited
#33-00
Singapore 048623
(Director of Temasek)

Simon Claude Israel                                     Managing Director,                                New Zealander
1 Temasek Avenue                                        Danone Asia Pte Ltd                               Singapore Permanent
#34-02/03/04 Millenia Tower                                                                               Resident
Singapore 039192
(Director of Temasek)